

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 30, 2017

Mark W. Wong
President & Chief Executive Officer
S&W Seed Company
802 N. Douty Street
Hanford, CA 93230

> **Re: S&W Seed Company**
> **Registration Statement on Form S-1**
> **Filed October 4, 2017**
> **File No. 333-220792**

Dear Mr. Wong:

　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 16

1. Please discuss the remaining conditions to completing the Dupont Pioneer acquisition so investors understand the likelihood that proceeds will be used for that purpose. In this regard, we note from the disclosure beginning on page 39 of your Form 10-K for fiscal year ended June 30, 2017 the apparent risks associated with completion of the acquisition.

Material U.S. Federal Income Tax Consequences to U.S. Holders, page 31

2. We note your belief that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution for U.S. federal income tax purposes and

that a holder will not recognize any gain or loss on exercise of these rights. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis why the tax consequences of the receipt and exercise of subscription rights are not material to an investor and therefore no tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and to Section III.A.2 of Staff Legal Bulletin 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure